RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

January 22, 2013

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Daniel L. Gordon, Branch Chief

Re:	RAIT Financial Trust
Form 10-K for the year ended December 31, 2011
Filed February 24, 2012
File No. 001-14760

Dear Mr. Gordon:

On behalf of RAIT Financial Trust (“RAIT”), this letter is to respond to your comment letter dated January 10, 2013 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide RAIT’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 24, 2012

Consolidated Statements of Operations, page 82

1.	We note your response to comment two in our letter dated December 4, 2012. Given that a significant portion of your interest bearing liabilities continue to finance a significant portion of your interest earning assets, we continue to believe that you should use a net interest income presentation consistent with Article 9 of Regulation S-X. Please revise in future filings.

Response: RAIT will provide the requested disclosure in future filings.

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With regard to the Forms discussed above, RAIT acknowledges the following:

•	RAIT is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RAIT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (215) 243-9000.

Very truly yours,

/s/ James J. Sebra
Name:	James J. Sebra
Chief Financial Officer and Treasurer